UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                                  eGames, Inc.
                                (Name of Issuer)

                        Common Shares, Without Par Value
                         (Title of Class of Securities)

                                   282253-10-3
                                 (CUSIP Number)

                                 Gerald W. Klein
                                  eGames, Inc.
                         2000 Cabot Blvd. West Suite 110
                          Langhorne, Pennsylvania 19047
                                  215-750-6606

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2003
            (Date of Event, which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Gerald W. Klein
------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ] (b) [ ]

   Not applicable
------------------------------------------------------------------------

3. SEC Use Only

------------------------------------------------------------------------

4. Citizenship or Place of Organization

   United States
------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power

   517,500
------------------------------------------------------------------------

6. Shared Voting Power

   15,000
------------------------------------------------------------------------

7. Sole Dispositive Power

   517,500
------------------------------------------------------------------------

8. Shared Dispositive Power

   15,000
------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

   532,500
------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    5.2%
------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    IN

Item 1.  Security and Issuer

     (a) eGames, Inc.
     (b) 2000 Cabot Boulevard West, Suite 110, Langhorne, Pennsylvania 19047.

Item 2.

     (a) Gerald W. Klein

     (b) 2000 Cabot Blvd. Suite 110, Langhorne, Pennsylvania 19047

     (c) United States

     (d) Common Stock, without par value

     (e) 282253-10-3

Item 3.  Not applicable


Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     a. Amount beneficially owned: 532,500

     b. Percent of class: 5.2%

     c. Number of shares as to which such person has:

          i. Sole power to vote or to direct the vote: 517,500

         ii. Shared power to vote or to direct the vote: 15,000

        iii. Sole power to dispose or to direct the disposition of: 517,500

         iv. Shared power to dispose or to direct the disposition of: 15,000

Item 5.  Ownership of 5 Percent or Less of a Class.  Not applicable

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

     A member of Mr. Klein's immediate family has the right to receive dividends from, and the power to direct the receipt of dividends from, or the proceeds from the sale of the 15,000 shares of eGames, Inc. Common Stock reported in Items 6 and 8 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8.  Identification and Classification of Members of the Group

     Not applicable

Item 9.  Notice of Dissolution of Group

     Not applicable

Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                 June 27, 2003

                                                           /s/ Gerald W. Klein
                                                           -------------------
                                                               Gerald W. Klein